Exhibit 16(c)

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                             FAIRNESS OPINION LETTER
                              FOR A CASH-OUT MERGER
                          INVOLVING THE COMMON STOCK OF
                       FRONTIER ADJUSTERS OF AMERICA, INC.

                   ~ ANALYSIS PERFORMED AS OF APRIL 23, 2001 ~




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                                    ISSUED BY
                        COMSTOCK VALUATION ADVISORS, INC.
                        Brad Van Horn, Managing Director
                              129 W. Wesley Street
                             Wheaton, Illinois 60187
                                  630.462.9100


                                  CONFIDENTIAL

                             FAIRNESS OPINION LETTER
                              FOR A CASH-OUT MERGER
                          INVOLVING THE COMMON STOCK OF
                       FRONTIER ADJUSTERS OF AMERICA, INC.

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                                TABLE OF EXHIBITS

               Exhibit A        Historical Financial Performance
               Exhibit B        Capitalized Cash Flow Method
               Exhibit C        Discounted Cash Flow Method
               Exhibit D        Guideline Company Method
               Exhibit E        Merger & Acquisition Method
               Exhibit F        Comparative Ratio Analysis
               Exhibit G        Stock Price History
               Exhibit H        Qualifications of the Appraiser

                            FAIRNESS OPINION LETTER

                                                                  April 24, 2001

Board of Directors of
  Frontier Adjusters of America, Inc.
45 E. Monterey Way
Phoenix, AZ  85012

At your request, ComStock Valuation Advisors, Inc. ("ComStock") has analyzed the financial fairness of a cash-out merger, as described below (the "Merger") involving the common stock of Frontier Adjusters of America, Inc. ("Frontier" or the "Company").

SUMMARY OF THE MERGER

Merrymeeting, Inc. ("MMI") will form a wholly owned subsidiary company ("Acquisition Sub"). Frontier will merge with Acquisition Sub, with Frontier being the surviving party of the Merger. The Merger will be in the form of a cash-out merger with all shareholders of Frontier receiving $1.58 per share from MMI. MMI's pre-existing approximately 58% interest in Frontier will be cancelled.

DEFINITION OF VALUE

ComStock's financial analysis of the Merger included independently analyzing the fair value of the publicly-traded common shares of the Company. For the purpose of this independent analysis, fair value is defined as the underlying price at which the publicly-traded common stock of the Company would change hands between two independent parties, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts. Fair value, as used in this context, does not reflect any discount for lack of control.

OWNERSHIP MIX

Insiders own the majority of the Company's common stock. Approximately 2.0 million of the 3.9 million publicly-traded shares are held in street name, and the remaining 1.9 million shares are held in individual names. Netrex Holdings LLC ("Netrex") and three individual shareholders own a significant majority of the outstanding shares of Frontier.

GOVERNING STANDARDS

This opinion was prepared in accordance with relevant standards and guidelines issued by The Appraisal Foundation(1), The American Society of Appraisers(2), and The Internal Revenue Service(3). We also considered other generally accepted

----------
(1) Competency Provision, Standards 7, 9, 10, and related explanatory comments of the Uniform Standards of Professional Appraisal Practice.
(2)  Principles of Appraisal Practice and Code of Ethics.

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


standards  deemed  appropriate  for  this  engagement.   In  our  analysis,   we
specifically considered pertinent factors cited in Revenue Ruling 59-60, which included, but was not limited to, a review of the following:

     *    The nature of the business and the history of the Company;
     *    The general economic outlook for the Company;
     *    The book value of the Company, and their financial condition;
     *    The earnings capacity of the Company;
     *    The dividend-paying capacity of the Company;
     *    The possible existence of goodwill or other intangible values;
     * Past sales of the stock of the Company, and the size of the blocks of stock under consideration;
     * The market price of actively traded stocks of public corporations engaged in the same or similar lines of business as the Company; and
     *    Issues of fairness typically considered in Mergers.

GENERAL VALUATION APPROACH

We interviewed management regarding the historical financial performance, current business status, and forecasted financial performance of the Company. We reviewed documents and other data needed to comply with the Uniform Standards of Professional Appraisal Practice as promulgated by The Appraisal Foundation; the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers. In arriving at our opinion, we:

     * Reviewed the historical operating performance and financial condition of the Company as reflected in publicly-available financial statements for the five fiscal years ended June 30, 2000 and for the six-month period ended December 31, 2000;
     * Reviewed the financial forecasts for the Company for fiscal year 2001, as provided by management;
     *    Conducted discussions with management of the Company;
     *    Reviewed publicly available information regarding Frontier;
     * Reviewed the outlook for the economy and the prospects for the industry in which the Company competes;
     * Performed an analysis of market multiples for the companies that we considered comparable to the Company; and
     * Performed various other financial analyses regarding the Company and the Merger as deemed appropriate.

ComStock used publicly available sources to obtain information pertinent to the analysis. Specifically, we subscribe to Compustat(R), Disclosure(R), Securities Data Corporation and EDGAR for financial and other information. We deem this information to be reliable; however, we make no representation as to the accuracy or completeness of such information and have accepted such information without further verification.

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(3)  Revenue Ruling 59-60.

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


DISCUSSION OF INDEPENDENT VALUATION METHODS UTILIZED

We applied generally accepted valuation methods to analyze the range of fair values for the common stock of the Company. To establish this range of values, the Capitalized Cash Flow Method, Discounted Cash Flow Method, Guideline Company Method, and Merger & Acquisition Method were utilized. In addition, the current trading price plus a relevant premium for control was utilized as a measure of the current fair value per share for the Company's stock.

The Company's equity value was calculated on a controlling interest basis, including the application of a market-based control premium of 35%, which reflects the rights of a majority shareholder to control the operations of the Company and the disposition of its cash flows. A control basis of valuation is relevant when considering the financial fairness of a cash-out merger wherein a company's minority shareholders are being forced to accept a given price per share in order to gain liquidity for their shares.

Range of Independently Calculated Values

                                                           Aggregate        Value
Valuation Method                              Exhibit        Value        Per Share     Deviation
----------------                              -------     -----------     ---------     ---------
Current Trading Price Plus Control Premium                $14,520,000       $1.62         (0.5%)
Capitalized Cash Flow Method                     B        $14,190,000       $1.58         (2.8%)
Discounted Cash Flow Method                      C        $15,590,000       $1.74          6.8%
Guideline Company Method                         D        $14,620,000       $1.63          0.1%
Mergers & Acquisitions Method                    E        $13,610,000       $1.52         (6.8%)
                                                          -----------       -----        -----
RANGE OF VALUES
Minimum Value                                             $13,610,000       $1.52         (6.8%)
Lowest Quartile Value                                     $14,190,000       $1.58         (2.8%)
Average Value                                             $14,510,000       $1.62         (0.6%)
Median Value                                              $14,520,000       $1.62         (0.5%)
Upper Quartile Value                                      $14,620,000       $1.63          0.1%
Maximum Value                                             $15,590,000       $1.74          6.8%
Mid-point of Range of Values                              $14,600,000       $1.63          0.0%

TRANSACTION VALUE                                         $14,160,000       $1.58         (3.0%)
                                                          ===========       =====        =====
TRANSACTION VALUE PERCENTILE RANKING                                           24%
                                                                            =====
BASIS OF APPRAISAL                                          CONTROL
                                                          ===========

DISCUSSION OF RANGE OF FAIR VALUES

The various valuation methods result in a range of appraised values per share, ranging from a low of $1.52 to a high of $1.74 per share. The appraised value from each valuation method deviates from the mid-point of the range of values by

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


no more than 6.8%, which reflects a narrow range of values. In order to represent a fair transaction to the Company's minority shareholders, the Merger price of $1.58 per share should be significantly above the minimum value per share calculated in this appraisal. The Merger price falls in the 24th percentile of the range of values, which in our opinion is significantly above the minimum appraised value of $1.52 per share. In addition, two of the valuation methods result in an appraised value that is below the Merger price of $1.58 per share, and the Merger price is within 3% of two other valuation methods.

DISCUSSION OF EACH VALUATION METHOD

A brief description of each valuation method is provided below and on the following pages.

CURRENT TRADING PRICE PLUS CONTROL PREMIUM

As of April 23, 2001 the Company's common stock traded at a value of $1.20 per share. Adding a premium for control of 35% results in a fair value per share of $1.62.

CAPITALIZED CASH FLOW METHOD

The Capitalized Cash Flow Method utilizes five years of historical earnings and cash flows to estimate the current value of the Company's equity. Estimated working capital and capital expenditure requirements (net of depreciation) are deducted from average historical earnings to derive the adjusted cash flow for the company. A market-based cash flow multiple is applied to the normalized adjusted historical cash flow to calculate the value of the Company's invested capital. Debt is deducted from the invested capital value to derive the value of the Company's equity on a minority interest basis.

Because a controlling interest basis is being used as the standard of value for this opinion, and a majority ownership interest provides its owners with the right to control the Company's operations, we applied a control premium to calculate the Company's equity value on a controlling interest basis.

A 10% discount is then deducted to reflect the pricing and liquidity risks associated with the thinly-traded market that exists for Company's shares, arriving at an equity value of $1.58 per share using the Capitalized Cash Flow Method.

DISCOUNTED CASH FLOW METHOD

The price of a security can also be viewed as a function of an investor's perception of expected future cash flows from the Company relative to expected cash flows from alternative investments of perceived comparable risk. Because the Discounted Cash Flow Method ("DCF") uses projected financial performance and risk-adjusted discount rates to estimate value, it can be an effective valuation tool when properly applied.

We analyzed the fair value of the Company by examining a cash flow forecast over a five-year period. This forecast was based on a one-year forecast for 2001 that was provided by Company management. The expected annual free cash flows were discounted to their present value using a market-based discount rate. A residual value was also computed and discounted to its present value using an assumption

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


of constant cash flow growth at the end of the forecast period. The present value of the forecasted cash flow stream for the next five years was combined with the present value of the residual value to derive an estimate of the Company's equity value.

A  35%  control  premium  and  10%  discount  for  risks   associated  with  the
thinly-traded market were applied in deriving the Company's equity value of $1.74 per share using the Discounted Cash Flow Method.

GUIDELINE COMPANY METHOD

The Guideline Company Method uses pricing multiples developed from publicly traded stocks of relatively similar businesses to estimate the value of the Company's equity. These pricing multiples are applied to appropriate financial data for the Company, creating an array of values on a freely-traded minority interest basis. Current market pricing multiples were developed that incorporated the following financial data for the Company: 1) book value; 2) sales; 3) net earnings; and 4) after-tax cash flows.

A freely-traded minority interest equity value for the Company is estimated by selecting a representative value derived from the various pricing multiples.

A  35%  control  premium  and  10%  discount  for  risks   associated  with  the
thinly-traded market were applied in deriving the Company's equity value of $1.63 per share using the Guideline Company Method.

MERGER & Acquisition Method

The Merger & Acquisition Method utilizes valuation multiples derived from published news reports of actual transactions involving the sale of a controlling equity interest in relatively similar privately-held companies. After examining the industry type, transaction components, and computed valuation multiple for reported transactions, representative multiples of revenue, leveraged income and cash flow are selected and applied to the relevant financial data of the Company. The result is a market-based estimate of the Company' equity value. The valuation multiples derived from the market data were reduced by 20% to reflect certain risks associated with an investment in the Company, including the presence of a thinly-traded market in which to sell the Company's common stock. The results from the three ratios utilized were averaged in deriving the Company's equity value of $1.52 per share using the Merger & Acquisition Method.

DISCUSSION OF THE OFFER TO PURCHASE SHARES OWNED BY NETREX

An investor group has made an offer to purchase Netrex' 58.7% ownership interest in Frontier at $1.58 per share, which is equal to the Merger price. The offer price to Netrex is at a significant premium to the current trading price of Frontier's common stock, and compensates Netrex for its controlling interest in the Company. The minority shareholders of Frontier also benefit from the premium that the Merger price reflects above the minority trading price of Frontier's stock.

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


IMPACT OF ADDITIONAL COMPENSATION EXPENSES

Additional compensation expenses of approximately $825,000 (including related employee benefits) will likely result from new equity ownership and management of the Company. These expenses will replace management fees of $300,000 currently being paid by the Company. The impact of the net expenses of $525,000 on the per share value of the stock has not been reflected in the figures provided above. Had such additional expenses been reflected, values per share ranging between $1.16 and $1.35 per share for Frontier's common stock would have resulted from the appraisal.

DISCUSSION OF TRADING ACTIVITY FOR FRONTIER'S COMMON STOCK

The common stock of Frontier is traded on the American Stock Exchange under the ticker symbol FAJ. Although Frontier's common stock trades on almost a daily basis, its daily trading volume is relatively low. During the last 20 trading days (March 21st - April 23rd, 2001) the daily closing price of Frontier's stock has ranged from a low of $1.10 per share to a high of $1.45 per share, averaging $1.22 per share.

The Company's average weekly trading volume as a percentage of the total shares outstanding was compared with companies having trading volume that is representative of stocks traded on national stock exchanges. This comparison indicates that the Company's average weekly trading volume is approximately 6% of the trading volume experienced by companies having normal trading activity. This analysis suggests that the Board of Directors might not rely exclusively on Frontier's current trading price when considering the fairness of the Merger. Therefore, ComStock performed independent appraisal techniques in rendering our opinion to the Board of Directors regarding the fairness of the Merger.

DISCUSSION OF PRIOR TRADING ACTIVITY FOR FRONTIER'S COMMON STOCK

The Company's common stock traded at a high of $4.00 per share at various points during June through August 2000. Prior to April 30, 1999 Frontier's stock generally traded at a price of $1.20 or lower, and the same was true for the month of December 1999. An attempted merger of the Company into a related company is the principal reason that Frontier's stock price rose to the $4.00 per share level. Once this merger attempt failed, the trading price of Frontier's stock declined to its normal price level.

MERGER COMPARED WITH 1999 TRANSACTIONS

On April 29, 1999 the Company made a Merger to purchase shares at a price of $2.90 per share, or receive a cash dividend of $1.60 as an alternative to tendering shares. This transaction resulted in an underlying value of $1.30 per common share at that time. On April 30, 1999 Progressive Corp. purchased a 58.7% equity interest in the Company for $1.30 per share. The $1.58 current Merger is slightly higher than the $1.30 underlying common share value plus all undistributed earnings of the Company that have been generated subsequent to April 30, 1999.

Board of Directors of
  Frontier Adjusters of America, Inc.
Fairness Opinion Regarding the
  Proposed Cash-out Merger                                        April 24, 2001


CONCLUSION ON FAIRNESS

Based on our analysis of the Merger and various factors we considered to be relevant to our analysis, it is our opinion that from the perspective of the Board of Directors and solely from a financial point of view, the Merger is fair to the Company's shareholders.

VALUATION TERMS AND CONDITIONS

INTEGRITY OF DATA SUPPLIED TO COMSTOCK

In our investigation, we have assumed, without independent verification, that the materials supplied by Frontier its management or its representatives are accurate and complete and that financial data correctly reflects the results of the operations and financial condition of Frontier for the periods indicated therein in accordance with generally accepted accounting principles applied on a consistent basis. To the extent that we have also used public information and industry and statistical data from various sources, we deem this information to be reliable; however, we make no representation as to the accuracy or completeness of such information and have accepted such information without further verification.

In addition, we relied upon the assurances of the employees, officers, and agents of Frontier, that they were unaware of any information or facts that would make the information provided to us incomplete or misleading.

ISSUANCE DATE FOR OPINION

Our opinion is also based on economic, market, financial and other conditions, as they exist as of the date of this opinion. We are under no obligation to update, revise, or reaffirm our opinion based upon changes in such conditions after the issuance of our opinion.

INDEPENDENCE OF APPRAISER

Our fees for this service are not contingent upon the opinion expressed. Also, neither ComStock Valuation Advisors, Inc. nor any of its employees has a present or intended financial interest in Frontier and the Company, and is independent of Frontier and the Company.

This opinion is delivered to the Board of Directors of Frontier, and may not be relied upon by anyone other than Frontier's Board of Directors for any purpose. Our analyses and conclusions are designed to constitute a valuation of the common stock of the Company by ComStock Valuation Advisors, Inc. as an independent appraiser to meet the requirements of Section 401(a)(28)(C) of the U.S. Internal Revenue Code.

                                        Sincerely,


                                        By:
                                            ------------------------------------
                                            Brad Van Horn, Managing Director
                                            COMSTOCK VALUATION ADVISORS, INC.